Exhibit 11.1

 Statement regarding computation of per share earnings

The numerators and denominators of basic and fully diluted earnings per share are as follows:

Three Months Ended March 31,	Six Months Ended March 31,

	2011	2010	2011	2010

Net loss allocable to shares (numerator)	$(528,088)	$(619,124)	$(910,503)	$(1,101,371)
Shares used in the calculation (denominator)
Basic and diluted weighted average shares outstanding	11,171,433	11,171,433	11,171,433	11,171,433

Basic and diluted net loss per common share	$(0.05)	$(0.06)	$(0.08)	$(0.10)